Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

November 10, 2020

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Registration Statement
    Pruco Life of New Jersey Flexible Premium Variable Annuity Account
    Initial Registration Statement on Form N-4, SEC File No. 333-248527

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff comments received by letter dated October 30, 2020 to the registration statement noted above. The Staff’s comments and our proposed responses are as follows:

1.General Comments

a.Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: We have applied comments received from the Staff to all applicable sections of the filing that contain the same or similar disclosure.

Alberto H. Zapata, Esq.
November 10, 2020

b.Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the guarantees of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) under the contract or whether Pruco Life of New Jersey will be solely responsible for payment of contract benefits.

Response: There are no guarantees or support agreements with third parties to support any contract features or benefits. Pruco Life of New Jersey will be solely responsible for any benefits or features associated with the Annuities

c.Please confirm that all material state variations of the contract are disclosed in this prospectus. If not, please add appropriate disclosure

Response: There are no state variations. We have added disclosure to the prospectus cover page to state that the Annuity is only offered for sale in New York.

2.EDGAR Class Identifier

The EDGAR Class identifier for this contract currently reads as: “MyRock NY Advisor Variable Annuity;” however, the name of the product in the prospectus: “MyRock New York Advisor Variable Annuity.” Please update the EDGAR class identifier so that it exactly matches the product name.

Response: We have updated the EDGAR Class Identifier to exactly match the product name.

3.Cover Page

The contract name references the state of New York while the registrant’s name references New Jersey. Please clarify whether the contract is being marketed to residents of both states, or principally to residents of New York. Include such disclosure in the summary section of the prospectus as well.

Response: We have added disclosure to the prospectus cover page and to the Summary section to reflect that the Annuity is only offered for sale in New York.

4.Examples (p.12)

a.Please confirm that the most expensive combination of features is reflected in the examples.

Response: We confirm that the most expensive combination of features is reflected in the examples.

b.    In the footnote to the expense examples table, the prospectus states that contract owners’ ability to annuitize in the first Annuity Year may be limited. Please provide further disclosure or a cross-reference to discussion in the prospectus explaining the specifics of this limitation.

Alberto H. Zapata, Esq.
November 10, 2020

Response: We have added a cross-reference to the Annuity Options section of the prospectus to the footnote.

5.Requirements for Purchasing the Annuity (p.24)

a.Speculative Investing. The registrant states that the contract holder may name as Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the grantors are designated as Joint Annuitants. Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure describing the ability of contract holders’ ability to name a grantor trust.

Response: As this Annuity is only offered in the state of New York, we have removed the phrase “subject to state availability” to clarify contract holders’ ability to name a grantor trust.

b.On page 25, the registrant states that it reserves the right to further limit, restrict and/or change to whom it will issue an Annuity in the future, to the extent permitted by state law. Given that the contract is governed by New York and New Jersey law, please provide more tailored disclosure regarding this reservation of right.

Response: As this Annuity is only offered in the state of New York, we have removed the phrase “to the extent permitted by state law” and revised the disclosure regarding the right to further limit, restrict and/or change to whom we will issue an Annuity in the future.

c.Additional Purchase Payments. The registrant states that if allowed by applicable state law, currently contract holders may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer (“EFT”) purchases). Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure regarding additional Purchase Payments. (p. 5) The registrant incorporates by reference its annual report and Form 10-K. Please add an appropriate hyperlink for this document in accordance with rule 411(d) of the Securities Act.

Response: As this Annuity is only offered in the state of New York, we have removed the phrase “If allowed by applicable state law” to clarify additional Purchase Payments.

6.Change of Owner, Annuitant and Beneficiary Designations (p. 28)

The registrant states that the contract holder may change the Owner, Annuitant and Beneficiary designations as indicated to the extent permitted by state law. Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure regarding such changes in designations.

Response: As this Annuity is only offered in the state of New York, we have removed the phrase “and to the extent permitted by state law” to clarify the contract holder’s ability to change Owner, Annuitant and Beneficiary designations.

Alberto H. Zapata, Esq.
November 10, 2020

7.Triggers for Payment of Death Benefit (p. 47)

The registrant notes that a contract holder may name as the Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the grantors are designated as Joint Annuitants for the Annuity. Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure describing the ability of contract holders’ ability to name a grantor trust.

Response: As this Annuity is only offered in the state of New York, we have removed the phrase “subject to state availability” to clarify the contract holder’s ability to name a grantor trust.

8.PRUCO Life of New Jersey and the Separate Account (p. 62)

In this section, the registrant states that it is licensed to sell life insurance and annuities in New Jersey and New York and, accordingly, is subject to the laws of each of those states. Please add corresponding disclosure to the cover page and summary section of the contract.

Response: We have added disclosure to the cover page of the prospectus and to the Other Information paragraph in the Summary section of the prospectus to state that Pruco Life Insurance Company of New Jersey is licensed to sell life insurance and annuities in New Jersey and New York and accordingly is subject to the laws of each of those states.

9.Voting Rights (p. 64)

Pruco Life of New Jersey states that it may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Investment Options or to approve or disapprove an investment advisory contract for a Portfolio. Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure regarding the disregarding of voting instructions.

Response: As this Annuity is only offered in the state of New York, we have revised the phrase “if required by state insurance regulations” to reflect that this provision is applicable in New York. The clause now reads “as required by state insurance regulations.”

10.Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required material not included in the registration statements in a pre-effective amendment.

Response: All financial statements, exhibits, consents, and other required material will be included in the subsequent pre-effective amendment to the Registration Statement.

Part C

Alberto H. Zapata, Esq.
November 10, 2020

11.Power of Attorney

Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) under the Securities Act, by either specifically referencing the appropriate Securities Act file number or contract name.

Response: The power of attorney relating specifically to this registration statement as required by rule 483(b) will be included in the subsequent pre-effective amendment to the Registration Statement.

In addition to the changes discussed in our forgoing responses, we have removed references to the Defined Income Benefit, based on a decision not to market the benefit.

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel